CONSENT

To:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers du Québec
Toronto Stock Exchange

The undersigned hereby consents to the public filing of the written disclosure of the technical report titled “Palangana and Hobson Uranium In-Situ Leach Project, Duval and Karnes Counties, Texas” dated November 10, 2005 (the “Report”) and any extracts from or a summary of the Report in the management information circular dated June 25, 2007 (the “Information Circular”) of Energy Metals Corporation (the “Company”) or any document incorporated therein.

The undersigned hereby confirms that the undersigned has read the Information Circular and believes that the Information Circular fairly and accurately represents the information in the Report that supports the disclosure and the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Information Circular that are derived from the Report or within the knowledge of the undersigned as a result of the services performed by the undersigned in connection with the Report.

Date: June 25, 2007

BLACKSTONE AND ASSOCIATES
GEOLOGICAL CONSULTING

By:	“Robert E. Blackstone”

Name:	Robert E. Blackstone

Title:	Owner and Professional Geologist